Exhibit 99(a)(1)(C)

THIS IS NOTIFICATION OF THE QUARTERLY REPURCHASE OFFER.
IF YOU ARE NOT INTERESTED IN SELLING YOUR SHARES AT THIS TIME,
KINDLY DISREGARD THIS NOTICE.

February 16, 2018

Dear Shareholder:

We have sent this letter to you to announce the quarterly repurchase offer (the "Offer") by CĪON Investment Corporation (the "Company, "we" or "our"") to purchase up to 4,209,610.33 shares of its issued and outstanding common stock, par value $0.001 per share (the "Shares") (which number represents the lesser of (i) the number of Shares the Company can repurchase with the proceeds it has received from the issuance of common stock under the Company's distribution reinvestment plan, as amended and restated, and (ii) 3.75% of the weighted average number of Shares outstanding for the calendar year ended December 31, 2017). The purpose of the Offer is to provide a measure of liquidity to holders of Shares, for which there is otherwise no public market, by offering to repurchase some or all of their Shares for cash at a price equal to the estimated net asset value per Share in effect for such Shares as of April 4, 2018. The estimated net asset value per Share as of February 14, 2018, the date of the Company's most recent closing, was $9.15 per Share, but the estimated net asset value per Share on April 4, 2018 may be higher or lower than such amount. The Offer period will begin on or before February 16, 2018 and end at 5:00 P.M., Eastern Time, on March 30, 2018 (the "Expiration Date"), unless the Offer is extended. The Company may, in its sole discretion, extend the period of time the Offer will be open by issuing a press release or making some other public announcement by no later than 9:00 A.M., Eastern Time, on the next business day after the Offer otherwise would have expired. Subject to the limitations contained in the Offer to Purchase, all properly completed and duly executed letters of transmittal returned to the Company will be processed on or about April 16, 2018.
IF YOU HAVE NO DESIRE TO SELL ANY OF YOUR SHARES AT THE ESTIMATED NET ASSET VALUE PER SHARE AS OF APRIL 4, 2018, PLEASE DISREGARD THIS NOTICE. The Company will contact you again next quarter and each quarter thereafter to notify you if the Company intends to offer to repurchase a portion of its issued and outstanding Shares.
Please read this letter and the Share Repurchase Package (as defined below) carefully as they contain important information about the Offer. If you would like to tender a portion or all of your Shares for repurchase at the estimated net asset value per Share as of April 4, 2018, you must request a copy of the Offer to Purchase, the Letter of Transmittal and all other Offer documents (which together, as they may be amended and supplemented from time to time, constitute the "Share Repurchase Package"). The information required to be disclosed by Rule 13e-4(d)(1) under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and incorporated by reference herein. The Share Repurchase Package is filed with the Securities and Exchange Commission and may be obtained free of charge at www.sec.gov. Additionally, requests for the Share Repurchase Package may be directed to the Company or its transfer agent as follows:
Website	http://www.cioninvestments.com/investor-resources/electronic-delivery-materials/
Toll-Free Number	(800) 343-3736
US Mail	For delivery by regular mail: CĪON Investment Corporation c/o DST Systems, Inc. P.O. Box 219476 Kansas City, MO 64121-9476	For delivery by registered, certified or express mail, by overnight courier or by personal delivery: CĪON Investment Corporation c/o DST Systems, Inc. 430 West 7th Street Kansas City, MO 6410
For Shares to be properly tendered pursuant to the Offer, a properly completed and duly executed Letter of Transmittal bearing original signature(s) for all Shares to be tendered and any other documents required by the Letter of Transmittal must be physically received by the Company at the address listed in the Offer to Purchase before 5:00 P.M., Eastern Time, on the Expiration Date. These materials may be sent via mail, courier or personal delivery. Shareholders who desire to tender Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact that firm to effect a tender on their behalf. Shareholders have the responsibility to cause their Shares to be tendered in the event they determine to tender their Shares, the Letter of Transmittal properly completed and bearing original signature(s) and the original of any required signature guarantee(s), and any other documents required by the Letter of Transmittal, to be timely delivered. Timely delivery is a condition precedent to acceptance of Shares for purchase pursuant to the Offer and to payment of the purchase amount.

The Company's acceptance of your Shares will form a binding agreement between you and the Company on the terms and subject to the conditions of the Offer. The Company will have accepted for payment Shares validly submitted for purchase and not withdrawn when the Company gives oral or written notice to DST Systems, Inc., its transfer agent, of the Company's acceptance for payment of such Shares pursuant to the Offer.

At any time prior to 5:00 P.M., Eastern Time, on the Expiration Date, and, if the Shares have not by then been accepted for payment by the Company, at any time beginning on April 16, 2018 (which is 40 business days after the commencement of the Offer), any shareholder may withdraw any number of the Shares that the shareholder has tendered. To be effective, a written notice of withdrawal of Shares tendered must be timely received by the Company via mail, courier or personal delivery at the address listed in the Offer to Purchase. Any notice of withdrawal must specify the name(s) of the person having tendered the Shares to be withdrawn and the number of Shares to be withdrawn. A notice of withdrawal is available upon request by contacting the Company in the manner set forth above.

All questions as to the validity, form and eligibility (including time of receipt) and acceptance of tenders or notices of withdrawal will be determined by the Company in its sole discretion, which determination shall be final and binding, subject to the rights of tendering shareholders to challenge the Company's determination in a court of competent jurisdiction.

If more than the number of Shares offered for repurchase are duly tendered pursuant to the Offer (and not withdrawn, as provided above), the Company will repurchase Shares on a pro rata basis, in accordance with the number of Shares duly tendered by or on behalf of each shareholder (and not so withdrawn). As a result, the Company may repurchase less than the full amount of Shares that you tender for repurchase.

The purchase of Shares pursuant to the Offer will have the effect of increasing the proportionate interest in the Company of shareholders who do not tender Shares. All shareholders remaining after the Offer will be subject to any increased risks associated with the reduction in the number of outstanding Shares and the reduction in the Company's assets resulting from payment for the tendered Shares.

We anticipate that U.S. Shareholders, other than those who are tax-exempt, who sell Shares in the Offer will recognize gain or loss for U.S. federal income tax purposes equal to the difference between the cash they receive for the Shares sold and their adjusted basis in the Shares. The sale date for tax purposes will be the date the Company accepts Shares for purchase. See Section 13 of the Offer to Purchase for details, including the possibility of other tax treatment. Section 13 of the Offer to Purchase also discusses the treatment of Non-U.S. Shareholders. Shareholders are urged to consult their own tax advisor to determine the particular tax consequences to him or her of the Offer.
This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares. The Offer (as defined herein) is made solely by the Offer to Purchase, dated February 16, 2018, and the related Letter of Transmittal, and any amendments or supplements thereto. The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of shares of common stock in any jurisdiction in which the making or acceptance or offers to sell shares would not be in compliance with the laws of that jurisdiction.